Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

TECHNOLOGY

Nextdoor to go public via SPAC with $ 4.3B valuation

Nextdoor is set to go public through a special purpose acquisition company. The platform will raise $686M from the deal, which is projected to close in Q4 2021

BY MARIAN MCPHERSON

Today 8:29 A.M.

Community networking platform Nextdoor (Nasdaq: KIND) is going public through a special purpose acquisition company with venture capital firm Khosla Ventures, according to an announcement on Tuesday. The company is expected to raise $686 million from the IPO, which is expected to close during the fourth quarter of 2021.

Dragoneer, and several others. Another $416 million in cash will be held in a Khosla Ventures Acquisition Company trust account.

The Wall Street Journal, which first reported the story early Tuesday, estimates Nextdoor’s valuation has skyrocketed from $2.2 billion to $4.3 billion due to the deal.

“Nextdoor has been at the forefront of cultivating ‘hyperlocal’ communities and neighborhoods since its inception, allowing neighbors to create meaningful connections – both online and offline,” Nextdoor CEO Sarah Friar said in a prepared statement. “Our business strengthens as we scale, benefiting from strong network effects, and we believe the proposed transaction with KVSB accelerates the growth potential of our platform.”

Founded in 2011, Nextdoor is currently available in more than 275,000 neighborhoods across 11 countries in North America and Europe. The company estimates “nearly 1 in 3 households” in the United States use Nextdoor to connect with neighbors, local businesses and public services.

announcement read. “Additionally, Nextdoor enables businesses to reach customers locally, at scale. Nextdoor’s audience is unique and, in many cases, is not active on other social media and commerce platforms.”

Friar said the $686 million will be used to fuel Nextdoor’s growth, which hinges on additional hiring, expanding monetization, and rolling out new products for its users, which include homeowners and small businesses that advertise on the platform.

“We remain focused on optimizing our strategy and investing in products to drive continued neighbor and organization acquisition and engagement,” she said.

Friar and Chief Financial Officer Mike Doyle will retain their leadership positions, the announcement explained. Furthermore, Friar, co-founders

Nextdoor Kind Foundation, a nonprofit that will provide neighborhood revitalization grants.

Khosla Ventures Managing Director Vinod Khosla said he’s confident about Nextdoor’s trajectory and the work they’re doing to create stronger neighborhoods.

“We have long focused on partnering with cutting-edge, category-defining companies with tremendous growth potential, strong management teams and, importantly, clearly defined missions,” Khosla said in a statement. “Nextdoor exhibits all of these qualities and more, and we look forward to continuing our partnership and accelerating Nextdoor’s growth as a public company.”

SPACs have risen in popularity over the past year, with some of real estate’s largest companies choosing this method over a direct listing. SPACs allow a company to merge with a holdings corporation to raise capital and bypass some of the rigmarole associated with a traditional IPO.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.